Exhibit 99.1

Rectitude Holdings Partners with Agentis Intelligence Pte Ltd. to Strengthen Sales and Extend Global Presence of Super Sun Energy Storage Systems

SINGAPORE, September 2, 2025 – Rectitude Holdings Ltd. (Nasdaq: RECT; the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced it has signed a binding Memorandum of Understanding (“MOU”) with Agentis Intelligence Pte Ltd. (“Agentis Intelligence”), a Singapore-based technology company supplying digital sustainability, AI, cybersecurity and related services, to boost the sales of Rectitude’s Super Sun Energy Storage System. This strategic collaboration strengthens the Company’s position as a comprehensive provider of safety equipment and industrial supplies while extending its reach to new customer channels through Agentis Intelligence’s network, introducing more customers to the Super Sun brand’s sustainable and efficient energy solutions. Through the partnership, Rectitude will gain access to Agentis Intelligence’s sales and distribution network, enabling broader market outreach and more diverse customer engagement. Under the MOU, Rectitude will offer the marketing and distributorship of the Super Sun Energy Storage System at competitive pricing, expanding availability and convenience for customers seeking efficient and sustainable energy usage at their premises.

The partnership with Agentis Intelligence underscores Rectitude’s focus on broadening its product offerings and strengthening its position in both safety and green-energy storage markets. Since announcing its entry into the green- energy industry in November 2024, the Company has achieved significant progress, both in generating new sales and expanding its footprint into new countries and customer segments. The Company will be establishing business relationships with government agencies, corporations, and customers both domestically and internationally that are committed to sustainability initiatives, creating strong potential for sales growth as the Company continues to align with global green energy and safety priorities.

“We are very pleased to enter this partnership with Agentis Intelligence, which reinforces our commitment to growing into the forecasted multi-billion-dollar Southeast Asian new energy solutions market and providing sustainable green energy solutions. By leveraging Agentis Intelligence’s network and expertise, we will enhance our ability to deliver our trusted safety and industrial products. This partnership lays a strong foundation for the two companies and creates opportunities for further collaboration across multiple areas.” said Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude.

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam.

For more information, please visit the Company’s website: https://ir.rectitude.com.sg

About Agentis Intelligence Pte Ltd.

Agentis Intelligence, founded in 2020 is a technology company advancing the frontiers of artificial intelligence, blockchain, and digital solutions to drive digital sustainability and intelligent transformation across industries. We operate at the nexus of ESG, Legal, FinTech, Cybersecurity, and Low Carbon Energy, helping organizations meet regulatory demands, reduce risk, and accelerate their sustainability goals. Through advisory consulting, tailored solutions, product innovation, and managed services, we deliver measurable business outcomes. By combining our proprietary AI-powered platforms with a strategic partner ecosystem, Agentis Intelligence empowers clients, investors, and collaborators to build trusted, future-ready, and sustainable enterprises in the digital-first economy.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global